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                         CERTIFICATE OF AMENDMENT



Name of corporation:   Five Star Resources Inc.

We, Arthur Sykes, Jr., President, and Jereta R. Sykes, Secretary, of the above named corporation, a corporation organized and existing under the laws of the State of Kansas, do hereby certify that at a meeting of the Board of Directors of the corporation, the board adopted a resolution setting forth the following amendment to the Articles of Incorporation and declaring its advisability:

       To increase the authorized number of common shares to 1,000,000,000 (one billion) shares of no par value common shares.

We further certify that thereafter, pursuant to the resolution and in accordance with the bylaws of the corporation and the laws of the State of Kansas, the Board of Directors called a meeting of stockholders for consideration of the proposed amendment, and thereafter, pursuant to notice and in accordance with the statutes of the State of Kansas, the stockholders convened and considered the proposed amendment.

We further certify that at the meeting a majority of the stockholders entitled to vote voted in favor of the proposed amendment.

We further certify that the amendment was duly adopted in accordance with the provisions of K.S.A. 17-6602, as amended.